Exhibit 2.1
FORECLOSURE SALE AGREEMENT
     This FORECLOSURE SALE AGREEMENT (the “Agreement”) is entered into as of July 2, 2009 by and between Comerica Bank (“Lender” or “Seller”) and Synovis Surgical Sales, Inc., a wholly-owned subsidiary of Synovis Life Technologies, Inc. (“Purchaser”).
RECITALS
     A. Pegasus Biologics, Inc. a Delaware corporation (“Borrower”) has borrowed funds from Lender pursuant to that certain Loan and Security Agreement by and between Lender and Borrower dated as of November 21, 2006, (as amended from time to time, including by that certain First Amendment to Loan and Security Agreement dated as of July 16, 2008, collectively the “Loan Agreement”).
     B. As of May 21, 2009, there is owing under the Loan Agreement a principal amount of $5,236,111.08 (not including, to the extent applicable, any contingent obligations, e.g. those arising out of any undrawn letters of credit issued by Lender for Borrower’s benefit), accrued and unpaid interest through May 19, 2009 in the amount of $13,126.64, accrued interest thereafter at the per diem rate of $1,418.12, legal fees and costs, plus all other outstanding amounts and costs of enforcement due under the Loan Agreement. Such amount, plus accruing interest and costs and accrued and accruing attorneys’ fees and costs are hereinafter referred to herein as the “Existing Debt.”
     C. Certain Events of Default have occurred and exist under the Loan Agreement, including under Sections 8.4 and 8.6 (collectively, the “Existing Default”). Lender has delivered a Notice of Default dated May 15, 2009 to Borrower. The Existing Default entitled Lender immediately to enforce all the remedies set forth in the Loan Agreement. Borrower has asked Bank to forbear from exercising those remedies as a result of the Existing Default, and Lender has agreed and Lender and Borrower have entered into that certain Forbearance Agreement and Second Amendment to Loan and Security Agreement, dated May 22, 2009 (the “Forbearance Agreement”).
     D. Lender has the unequivocal right to enforce all of its remedies against Borrower and the Collateral described on Exhibit “A” hereto (the “Collateral”).
     E. Borrower has determined that a sale, lease, license or other disposition of, as applicable, all or any part of the Collateral in one or more private sales to be held on or after the date of this Agreement (the “Foreclosure Sale Process”) is in its best interests and the best interests of the creditors of Borrower.
     F. Borrower has agreed to cooperate with Lender and facilitate the sale of the Collateral pursuant to the Foreclosure Sales Process, as set forth in this Agreement.
     G. On July 2, 2009, Seller delivered to Borrower and all junior lienholders entitled to receive the same a Notice of Private Sale of Collateral (“Notice”), in the form attached hereto

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as Exhibit “D”. Borrower agreed that the Notice is reasonable, made in good faith and is the only notice which Seller, as secured lender exercising the rights as a secured creditor under the Loan Agreement pursuant to the Uniform Commercial Code as enacted in the State of California, is required to make in order to validate the sale of the Transferred Assets (as defined below) under this Agreement.
     H. On July 2, 2009, Seller exercised its post default rights under the California Commercial Code with respect to the Collateral and subject to the terms and conditions of this Agreement, Seller has agreed to sell to Purchaser, all of Debtor’s right, title and interest in the Collateral described on Exhibit “A” other than the Excluded Assets (as defined herein) (the Collateral other than the Excluded Assets is hereinafter referred to as the “Transferred Assets”).
     I. Pursuant to that certain Peaceful Foreclosure Agreement of even date herewith (the “Peaceful Foreclosure Agreement”), Debtor has consented to the Foreclosure Sale Process and the sale by Seller to Purchaser of Debtor’s right, title and interest in and to the Transferred Assets on the terms set forth in this Agreement, and Debtor has agreed to cooperate with Seller to facilitate the sale of all of its right, title, and interest in and to the Transferred Assets.
AGREEMENT
     NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Purchaser and Seller hereby agree as follows:
     1. Sale of Transferred Assets. Upon the terms and subject to the conditions of this Agreement, in consideration of and in exchange for Seller’s receipt of the Purchase Price defined in Section 3 herein, Seller agrees, on the Closing Date (as defined herein), to irrevocably sell, transfer, assign, convey, and set over to Purchaser, and Purchaser hereby agrees to purchase from Seller, all of Debtor’s right, title and interest in the Transferred Assets, “as is”, “where is”, and without recourse, and (except as set forth in Section 8 below) without representations or warranties of any kind, express or implied, including, without limitation, any warranties as to title, possession, quiet enjoyment, merchantability, value, useful life, fitness for intended use, or similar representations and warranties. On the Closing Date, Seller and Purchaser shall execute and deliver to each other a Bill of Sale, substantially in the form attached hereto as Exhibit “B”.
     2. Excluded Assets. Notwithstanding anything to the contrary in this Agreement, the Transferred Assets shall not include any of the Excluded Assets and the Excluded Assets shall not be transferred to Purchaser, but shall be retained by Seller. For purposes of this Agreement, “Excluded Assets” shall mean the following items:
          a. all cash, cash equivalents and uncashed checks received prior to the Closing Date,
          b. any contracts of insurance and any rights of Seller as an additional insured or loss payee on any insurance contract obtained by Debtor,
          c. any right that Debtor has with respect to tax refunds, claims for tax refunds and tax attributes arising prior to the Closing Date,

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          d. to the extent the transfer contemplated herein is prohibited by any license or other agreement, which prohibition is enforceable in accordance with applicable law, any software or other licensed products that may be installed on or attached to the Transferred Assets delivered to Purchaser,
          e. corporate minute books, and other books and records that do not relate to the Transferred Assets.
          f. any right that Debtor has with respect to IDE study titled “DurADAPT™ Bioimplant Dural Substitute’, Clinical Protocol P05-011-CR dated February 21, 2006.
     3. Purchase Price. As consideration for the sale, transfer, and conveyance of the Transferred Assets by Seller, Purchaser agrees to pay at Closing (as defined below). $12,100,000 (the “Purchase Price”) for all of the Transferred Assets. The Purchase Price will be paid to Seller pursuant to the wire instructions listed on Exhibit “C”, for further credit, if at all, to the parties identified in, and in accordance with the terms and conditions of, the Forbearance Agreement.
     4. Closing. Subject to satisfaction of the conditions precedent set forth in Sections 5 and 6 below, the closing of the sale (the “Closing”) will be held within three (3) business days following satisfaction or waiver (by the party for whose benefit such condition exists) of the conditions set forth in Sections 6 and 7. The date on which the Closing is consummated is referred to herein as a “Closing Date.”
     5. Delivery of Possession. Seller shall be under no obligation to cause delivery of control or possession of the Transferred Assets to Purchaser. Purchaser understands and acknowledges that Debtor, and not Seller, is in possession and control of the Transferred Assets, and that Debtor shall be solely responsible and liable to Purchaser for such transfer of control and possession.
     6. Seller’s Conditions Precedent. Seller’s obligations to consummate the Closing shall be conditioned upon the satisfaction or waiver of the following:
          a. The representations, warranties, and covenants of Purchaser made herein shall have been true when made and at all times after the date when made, to and including the Closing Date, with the same force and effect as if made on and as of each such times, including the Closing Date.
          b. As of the Closing Date, the sale of the Transferred Assets by Seller or any of the transactions contemplated hereby are not prohibited by any stay or injunction in any litigation, governmental action, or other proceeding, including, without limitation, the “automatic stay” under 11 U.S.C. § 362 in any pending case under title 11 of the United States Code by or against Debtor.
          c. Purchaser shall have paid the Purchase Price.
          d. The Closing occurs on or before July 15, 2009.

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     7. Purchaser’s Conditions Precedent. Purchaser’s obligations to consummate the Closing shall be conditioned upon the satisfaction or waiver of the following:
          a. The representations, warranties, and covenants of Seller made herein shall have been true when made and at all times after the date when made, to and including the Closing Date, with the same force and effect as if made on and as of each such times, including the Closing Date.
          b. As of the Closing Date, the sale of the Transferred Assets by Seller or any of the transactions contemplated hereby are not prohibited by any stay or injunction in any litigation, governmental action, or other proceeding, including, without limitation, the “automatic stay” under 11 U.S.C. § 362 in any pending case under title 11 of the United States Code by or against Debtor.
          c. Seller shall have executed and delivered to Purchaser a Bill of Sale in the form attached as Exhibit “B” hereto, with respect to the Transferred Assets.
          d. Seller shall have enforced its security interest in the Transferred Assets effective as of its receipt of the payment in good funds, of the Purchase Price.
          e. Borrower shall have executed and delivered to Purchaser assignments, in form and substance satisfactory to Purchaser, of the intellectual property rights listed on Part I of Exhibit “E”.
          f. Seller shall have obtained and delivered to Purchaser consents to the transactions contemplated by this Agreement, in form and substance satisfactory to Purchaser, from the Borrower’s contractual counterparties to the agreements listed on Part II of Exhibit “E”.
          g. Purchaser shall have obtained from the Borrower’s lessor a lease, in form and substance satisfactory to Purchaser, to the leased premises described in Part III of Exhibit “E” (the “Transferred Premises”).
          h. Borrower shall have delivered to Purchaser possession of the Transferred Assets and the Transferred Premises.
          i. Borrower shall have delivered evidence reasonably satisfactory to Purchaser (i) that all insurance policies historically maintained by the Borrower are in effect as of the Closing Date, and (ii) of the binding of a six year tail for a product liability policy reasonably acceptable to Purchaser.
     8. Representations and Warranties of Seller. Except as to Seller’s representations and warranties as to due authority and the like as expressly provided below, the Transferred Assets are being sold “as is,” and “where is” with no express or implied representations or warranties of any kind, nature, or type whatsoever from, or on behalf of, Seller. Notwithstanding the foregoing, Seller represents and warrants to Purchaser, as follows:

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          a. Seller (i) is duly organized, validly existing, and in good standing under the laws of Texas; and (ii) has all requisite organizational power and authority to execute, deliver, and perform the transactions contemplated hereby.
          b. The execution, delivery, and performance by Seller of this Agreement and the consummation of the transaction contemplated hereby are within the power of Seller and have been duly authorized by all necessary actions on the part of Seller. The execution of this Agreement by Seller constitutes, or will constitute, a legal valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except as limited by bankruptcy, insolvency, or other laws of general application relating to or affecting the enforcement of creditors’ rights generally and general principles of equity.
          c. No consent, approval, authorization or order of, or registration or filing with, or notice to, any court or governmental agency or body having jurisdiction or regulatory authority over Seller (or any of its properties) is required for (i) Seller’s execution and delivery of this Agreement (and each agreement executed and delivered by it in connection herewith) or (ii) the consummation by Seller of the transactions contemplated by this Agreement (and each agreement executed and delivered by it in connection herewith) or, to the extent so required, such consent, approval, authorization, order, registration, filing or notice has been obtained, made or given (as applicable) and is still in full force and effect.
          d. No person or entity acting on behalf of Seller or any of its affiliates or under the authority of any of them is or will be entitled to any brokers’ or finders’ fee or any other commission or similar fee, directly or indirectly, from Seller or any of its affiliates in connection with any of the transactions contemplated hereby except for Gerbsman Partners.
          e. (i) Immediately prior to consummation of the sale, Seller has a valid, enforceable and perfected first priority lien upon and security interest in Debtor’s right, title, and interest in the Transferred Assets; (ii) one or more defaults under the Loan Agreement have occurred and are continuing; (iii) Seller has not amended or modified any of the Loan Agreement or related document so as to limit its right to enter into this Agreement with the Purchaser to sell and convey title to the Transferred Assets; (iv) Seller has the right and is entitled to enforce its security interest in accordance with the terms of this Agreement; (v) Seller has complied with all of the notice requirements of Part 6 of Article 9 of the Uniform Commercial Code applicable to the transactions contemplated by this Agreement, and (vi) the transactions contemplated by this Agreement constitute a disposition of collateral after default within the meaning of Section 9-617(a) of the Uniform Commercial Code.
     9. Representations and Warranties of Purchaser. Purchaser represents and warrants to Seller, as follows:
          a. Purchaser (i) is a duly organized, validly existing, and in good standing under the laws of its jurisdiction of organization; and (ii) has all requisite corporate power and authority to execute, deliver, and perform the transactions contemplated hereby.
          b. The execution, delivery, and performance by Purchaser of this Agreement and the consummation of the transaction contemplated hereby are within the power of Purchaser

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and have been duly authorized by all necessary actions on the part of Purchaser. The execution of this Agreement by Purchaser constitutes, or will constitute, a legal valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except as limited by bankruptcy, insolvency, or other laws of general application relating to or affecting the enforcement of creditors’ rights generally and general principles of equity.
          c. No consent, approval, authorization or order of, or registration or filing with, or notice to, any court or governmental agency or body having jurisdiction or regulatory authority over Purchaser (or any of its properties) is required for (i) Purchaser’s execution and delivery of this Agreement (and each agreement executed and delivered by it in connection herewith) or (ii) the consummation by Purchaser of the transactions contemplated by this Agreement (and each agreement executed and delivered by it in connection herewith) or, to the extent so required, such consent, approval, authorization, order, registration, filing or notice has been obtained, made or given (as applicable) and is still in full force and effect.
          d. No person or entity acting on behalf of Purchaser or Seller or any of its affiliates or under the authority of any of them is or will be entitled to any brokers’ or finders’ fee or any other commission or similar fee, directly or indirectly, from Purchaser or any of its affiliates in connection with any of the transactions contemplated hereby.
     10. Expenses. Except as provided in the next sentence, Purchaser and Seller shall each bear their own expenses incurred in connection with the transactions contemplated by this Agreement. Notwithstanding the foregoing, (i) Seller’s expenses incurred hereunder shall be reimbursed by Borrower by being added to the Existing Debt and paid from the Purchase Price, and (ii) if either party breaches this Agreement, the breaching party shall be responsible for the costs and expenses, including reasonable attorneys’ fees, incurred by the other party in enforcing this Agreement against such breaching party by the non-breaching party.
     11. Transfer Taxes. Purchaser shall pay all sales, use, excise, stamp, documentary, filing, recording, transfer or similar fees or taxes or governmental charges, as levied by any taxing authority or governmental agency in connection with the transfer of Transferred Assets contemplated by this Agreement. Following the Closing Date, (i) Purchaser shall deliver to Seller evidence that these transactions are exempt from sales tax, or (ii) Purchaser shall pay any sales tax due as a result of these transactions in a timely manner to the appropriate taxing authority and notify Seller accordingly. Seller hereby agrees to cooperate with Purchaser as necessary for Purchaser to comply with the requirements of this section.
     12. Notices. Any notice or other communication provided for herein or given hereunder to a party hereto shall be in writing, and shall be deemed given when personally delivered to a party set forth below or when sent by telecopy providing a transmission confirmation (provided that such notice is immediately sent by a recognized overnight delivery service), or three (3) days after mailed by first class mail, registered, or certified, return receipt requested, postage prepaid, or when delivered by nationally-recognized overnight delivery service, with proof of delivery, delivery charges prepaid, in any case addressed as follows:

To Seller:	Comerica Bank
333 W. Santa Clara Street, 12th Floor
San Jose, CA 95113
Attn: Arne Olson

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with a copy to:	DLA Piper LLP (US)
4365 Executive Drive, Suite 1100
San Diego, CA 92121-2133
Attn.: Troy Zander

To Purchaser:	Synovis Surgical Sales, Inc.
c/o Synovis Life Technologies, Inc.
2575 University Avenue W.
St. Paul, MN 55114
Attn: Brett A. Reynolds

With a copy to:	Dorsey & Whitney, LLP
Suite 1500, 50 South Sixth Street
Minneapolis, MN 55402-1498
Fax: (612) 340-2868
Attn: Tim Hearn
     13. Miscellaneous.
          a. Entire Agreement. This Agreement, together with the schedules and exhibits attached hereto, constitutes the entire agreement of the parties hereto regarding the purchase and sale of the Transferred Assets, and all prior agreements, understandings, representations and statements, oral or written, are superseded hereby.
          b. Captions. Section captions used in this Agreement are for convenience only, and do not affect the construction of this Agreement.
          c. Counterpart Execution. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which shall together constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Agreement by facsimile transmission shall be effective as delivery of a manually executed counterpart thereof and shall be deemed an original signature for all purposes.
          d. Severability. If any provision of this Agreement shall for any reason be held to be invalid or unenforceable, such invalidity or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid or unenforceable provision had never been contained in this Agreement.
          e. Further Assurances. At any time or from time to time after the Closing, without further consideration, Seller shall, at the request of Purchaser, execute and deliver such further instruments and documents as Purchaser may reasonably request as may be reasonably

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necessary to evidence or effect the consummation of the transactions contemplated by this Agreement.
          f. Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by Purchaser and Seller. No waiver by any party hereto of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.
          g. Choice Of Law And Venue; Jury Trial Waiver. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of California, without regard to principles of conflicts of law. Each of Seller and Purchaser hereby submits to the exclusive jurisdiction of the state and Federal courts located in the State of California. THE UNDERSIGNED ACKNOWLEDGE THAT THE RIGHT TO TRIAL BY JURY IS A CONSTITUTIONAL ONE, BUT THAT IT MAY BE WAIVED UNDER CERTAIN CIRCUMSTANCES. TO THE EXTENT PERMITTED BY LAW, EACH PARTY, AFTER CONSULTING (OR HAVING HAD THE OPPORTUNITY TO CONSULT) WITH COUNSEL OF ITS, HIS OR HER CHOICE, KNOWINGLY AND VOLUNTARILY, AND FOR THE MUTUAL BENEFIT OF ALL PARTIES, WAIVES ANY RIGHT TO TRIAL BY JURY IN THE EVENT OF LITIGATION ARISING OUT OF OR RELATED TO THIS AGREEMENT OR ANY OTHER DOCUMENT, INSTRUMENT OR AGREEMENT BETWEEN THE UNDERSIGNED PARTIES.
          h. Reference Provision. In the event the Jury Trial Waiver set forth above is not enforceable, the parties elect to proceed under this Judicial Reference Provision.
               (i.) Mechanics.
                    a) With the exception of the items specified in clause b), below, any controversy, dispute or claim (each, a “Claim”) between the parties arising out of or relating to this Agreement or any other document, instrument or agreement between the undersigned parties (collectively in this Section, the “Comerica Documents”), will be resolved by a reference proceeding in California in accordance with the provisions of Sections 638 et seq. of the California Code of Civil Procedure (“CCP”), or their successor sections, which shall constitute the exclusive remedy for the resolution of any Claim, including whether the Claim is subject to the reference proceeding. Except as otherwise provided in the Comerica Documents, venue for the reference proceeding will be in the state or federal court in the county or district where the real property involved in the action, if any, is located or in the state or federal court in the county or district where venue is otherwise appropriate under applicable law (the “Court”).
                    b) The matters that shall not be subject to a reference are the following: (i) nonjudicial foreclosure of any security interests in real or personal property, (ii) exercise of self-help remedies (including, without limitation, set-off), (iii) appointment of a receiver and (iv) temporary, provisional or ancillary remedies (including, without limitation, writs of attachment, writs of possession, temporary restraining orders or preliminary injunctions). This reference provision does not limit the right of any party to exercise or oppose any of the

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rights and remedies described in clauses (i) and (ii) or to seek or oppose from a court of competent jurisdiction any of the items described in clauses (iii) and (iv). The exercise of, or opposition to, any of those items does not waive the right of any party to a reference pursuant to this reference provision as provided herein.
                    c) The referee shall be a retired judge or justice selected by mutual written agreement of the parties. If the parties do not agree within ten (10) days of a written request to do so by any party, then, upon request of any party, the referee shall be selected by the Presiding Judge of the Court (or his or her representative). A request for appointment of a referee may be heard on an ex parte or expedited basis, and the parties agree that irreparable harm would result if ex parte relief is not granted. Pursuant to CCP § 170.6, each party shall have one peremptory challenge to the referee selected by the Presiding Judge of the Court (or his or her representative).
                    d) The parties agree that time is of the essence in conducting the reference proceedings. Accordingly, the referee shall be requested, subject to change in the time periods specified herein for good cause shown, to (i) set the matter for a status and trial-setting conference within fifteen (15) days after the date of selection of the referee, (ii) if practicable, try all issues of law or fact within one hundred twenty (120) days after the date of the conference and (iii) report a statement of decision within twenty (20) days after the matter has been submitted for decision.
                    e) The referee will have power to expand or limit the amount and duration of discovery. The referee may set or extend discovery deadlines or cutoffs for good cause, including a party’s failure to provide requested discovery for any reason whatsoever. Unless otherwise ordered based upon good cause shown, no party shall be entitled to “priority” in conducting discovery, depositions may be taken by either party upon seven (7) days written notice, and all other discovery shall be responded to within fifteen (15) days after service. All disputes relating to discovery which cannot be resolved by the parties shall be submitted to the referee whose decision shall be final and binding.
               (ii.) Procedures. Except as expressly set forth herein, the referee shall determine the manner in which the reference proceeding is conducted including the time and place of hearings, the order of presentation of evidence, and all other questions that arise with respect to the course of the reference proceeding. All proceedings and hearings conducted before the referee, except for trial, shall be conducted without a court reporter, except that when any party so requests, a court reporter will be used at any hearing conducted before the referee, and the referee will be provided a courtesy copy of the transcript. The party making such a request shall have the obligation to arrange for and pay the court reporter. Subject to the referee’s power to award costs to the prevailing party, the parties will equally share the cost of the referee and the court reporter at trial.
               (iii.) Application of Law. The referee shall be required to determine all issues in accordance with existing case law and the statutory laws of the State of California. The rules of evidence applicable to proceedings at law in the State of California will be applicable to the reference proceeding. The referee shall be empowered to enter equitable as well as legal relief, enter equitable orders that will be binding on the parties and rule on any motion which

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would be authorized in a court proceeding, including without limitation motions for summary judgment or summary adjudication. The referee shall issue a decision at the close of the reference proceeding which disposes of all claims of the parties that are the subject of the reference. Pursuant to CCP § 644, such decision shall be entered by the Court as a judgment or an order in the same manner as if the action had been tried by the Court and any such decision will be final, binding and conclusive. The parties reserve the right to appeal from the final judgment or order or from any appealable decision or order entered by the referee. The parties reserve the right to findings of fact, conclusions of laws, a written statement of decision, and the right to move for a new trial or a different judgment, which new trial, if granted, is also to be a reference proceeding under this provision.
               (iv.) Repeal. If the enabling legislation which provides for appointment of a referee is repealed (and no successor statute is enacted), any dispute between the parties that would otherwise be determined by reference procedure will be resolved and determined by arbitration. The arbitration will be conducted by a retired judge or justice, in accordance with the California Arbitration Act §1280 through §1294.2 of the CCP as amended from time to time. The limitations with respect to discovery set forth above shall apply to any such arbitration proceeding.
               (v.) THE PARTIES RECOGNIZE AND AGREE THAT ALL CONTROVERSIES, DISPUTES AND CLAIMS RESOLVED UNDER THIS REFERENCE PROVISION WILL BE DECIDED BY A REFEREE AND NOT BY A JURY. AFTER CONSULTING (OR HAVING HAD THE OPPORTUNITY TO CONSULT) WITH COUNSEL OF ITS, HIS OR HER OWN CHOICE, EACH PARTY KNOWINGLY AND VOLUNTARILY, AND FOR THE MUTUAL BENEFIT OF ALL PARTIES, AGREES THAT THIS REFERENCE PROVISION WILL APPLY TO ANY CONTROVERSY, DISPUTE OR CLAIM BETWEEN OR AMONG THEM ARISING OUT OF OR IN ANY WAY RELATED TO, THIS AGREEMENT OR THE OTHER COMERICA DOCUMENTS.
          i. Construction. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word “including” shall mean “including without limitation”.
          j. No Third-Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any person or entity other than the parties hereto and their respective successors and permitted assigns.
          k. Successor and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties named herein and their respective successors and permitted assigns. Neither party may assign its rights or interests hereunder without providing the other party with prior written notice; provided, however, that Purchaser shall be entitled to assign its rights under

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this agreement to an entity wholly-owned by it. Neither party may delegate all or any of its obligations or duties hereunder, without the prior written consent of the other party.
     IN WITNESS WHEREOF, Purchaser and Seller have caused this Agreement to be executed as of the day and year first above written.

SELLER:

COMERICA BANK

By:	/s/ Arne Olson

Its:	First Vice President

PURCHASER:

SYNOVIS SURGICAL SALES, INC.

By:	/s/ Richard W. Kramp
Richard W. Kramp

Its:	President/CEO

11	OPPENHEIMER: 2662273 v01 07/06/2009 Foreclosure Sale Agreement